EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 5/6/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/27/2026	Buy	8,516	7.36
3/30/2026	Buy	600	7.28
4/17/2026	Sell	2,907	8.16
4/20/2026	Sell	794	8.15
5/6/2026	Buy	134,830	8.32